February 29, 2008

VIA EDGAR AND FEDERAL EXPRESS

Stephen Krikorian, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	BEA Systems, Inc. (File No. 000-22369)

Form 10-K for the Fiscal Year Ended January 31, 2007

Form 10-Q for the Quarterly Period Ended October 31, 2007

Form 8-K: Filed November 17, 2007

Dear Mr. Krikorian,

Reference is made to your letter, dated February 5, 2008, addressed to BEA Systems, Inc. (the “Company”) regarding the above-referenced filings. The following information is provided in response to your comments, which comments are included below in italics. Please note that the heading and number of the response set forth below correspond to the heading and number of the comment contained in your letter.

Form 8-K, Filed November 15, 2007

Exhibit 99.1

1.	We note your response to prior comment 3 in which you describe the nature of the reconciling items stock option review expenses, 409A expense, restatement adjustment and strategic advisor expenses. Please clarify whether the restatement adjustment reconciling item is the same item as you describe in this response where you identify two issues that comprise the restatement adjustments. If so, explain why the extension of the exercise periods for certain stock options and employment taxes associated with changes to the tax status of the stock option plans are restatements. Indicate how you accounted for and presented these adjustments within you financial statements. Explain whether these amounts represent accounting errors that were corrected in your financial statements. As part of your response, explain the usefulness of adding this amount to your non-GAAP net income.

We advise the Staff that that the “restatement adjustment” caption was meant to convey that this reconciling item was a result of current period charges incurred from circumstances identified during the investigation that resulted in the stock option restatement reported in our January 31, 2007 Form 10-K. We will revise the caption to “stock option modifications” since this reconciling item reflects current period charges as a result of modifying certain stock options to extend the stock option exercise periods for former employees who’s options would have otherwise been cancelled because the Company was not a timely filer. Additionally, the amount includes additional employment taxes associated with “reclassified” and “modified” stock options from incentive stock options (ISO) to non-qualified stock options (NQSO). We believe including this reconciling item is useful since it is part of the unique nature of our stock option investigation costs which may limit the comparability of our on-going operations with prior and future periods and these costs are considered non-core costs since they are not indicative of current operational performance.

We hereby acknowledge that:

•

We are responsible for the adequacy and accuracy of the disclosures in the Form 10-K for the Year Ended January 31, 2007, the Form 10-Q filed for the Quarterly Period Ended October 31, 2007 and the Form 8-K filed November 17, 2007;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10-K for the Year Ended January 31, 2007, the Form 10-Q filed for the Quarterly Period Ended October 31, 2007 and the Form 8-K filed November 17, 2007; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you have additional questions or comments regarding the foregoing, please contact the undersigned at (408) 570-8580 or Robert Donohue, Vice President, Legal at (408) 570-8274.

Sincerely,

/s/ Mark P. Dentinger
Mark P. Dentinger
Executive Vice President, Chief Financial Officer

cc: Melissa Walsh, Staff Accountant

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